UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of May 2016.

Commission File Number:  333-13896

NIDEC CORPORATION

(Translation of registrant's name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

EXHIBITS

Exhibit Number

1. Nidec Announces the Status of Own Share Repurchase (Repurchase of own shares, pursuant to the Company's Articles of Incorporation based on the provisions of Article 459-1-1 of the Company Law of Japan)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 6, 2016
NIDEC CORPORATION
By: /S/ Masahiro Nagayasu
General Manager, Investor Relations

FOR IMMEDIATE RELEASE

NIDEC CORPORATION

Tokyo Stock Exchange code: 6594

Contact:
Masahiro Nagayasu
General Manager
Investor Relations
+81-75-935-6140
ir@nidec.com

Released on May 6, 2016, in Kyoto, Japan

Nidec Announces the Status of Own Share Repurchase

(Repurchase of own shares, pursuant to the Company's Articles of Incorporation based on the provisions of Article 459-1-1 of the Company Law of Japan)

Nidec Corporation (TSE: 6594) (the “Company”) today announced the status of the Company’s own share repurchase under its ongoing repurchase plan resolved at a meeting of the Board of Directors held on January 21, 2016, pursuant to Article 459, Paragraph 1, Item 1 of the Company Law of Japan.

Details are as follows:

Details of Share Repurchase

1. Period of own share repurchase: From April 1, 2016 through April 30, 2016

2. Class of shares: Common stock

3. Number of own shares repurchased: 0

4. Total repurchase amount: 0 yen

Note: The above repurchase information has been prepared on the basis of execution date.

Reference

A)

The following details were resolved by the Company’s Board of Directors on January 21, 2016:

1. Class of shares: Common stock

2. Total number of shares that may be repurchased: Up to 3,000,000 shares

(1.01% of total number of shares issued, excluding treasury stock)

3. Total repurchase amount: Up to 24 billion yen

4. Period of repurchase: From January 27, 2016 through January 26, 2017

B) Total number and yen amount of own shares repurchased from January 27, 2016 through April 30, 2016, pursuant to the Board of Directors resolution above:

1. Total number of own shares repurchased: 0

2. Total repurchase amount: 0 yen

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